Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE – INTERIM RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2014

Highlights

For the fourth quarter of 2014, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated net income of $5.9 million and operating income of $15.9 million

•	Generated Adjusted EBITDA of $26.5 million (1)

•	Generated distributable cash flow of $15.1 million (1)

In addition:

•	On December 15, 2014, the Partnership completed the acquisition of the company that owns and operates the shuttle tanker Dan Cisne from Knutsen NYK Offshore Tankers AS, the owner of the Partnership’s general partner (“KNOT”). The Dan Cisne is a 59,000 deadweight ton shuttle tanker, delivered in 2011. The vessel was purchased by KNOT in September 2014 from J. Lauritzen. It is operating under a twelve year bareboat contract with Transpetro, ending in September 2023.

•	On November 28, 2014, the Partnership completed the refinancing of the Fortaleza Knutsen and Recife Knutsen.

•	On February 13, 2015, the Partnership paid a cash distribution of $0.49 per unit with respect to the quarter ended December 31, 2014 to unitholders of record on the close of business February 3, 2015. This corresponds to a distribution of $1.96 per unit on an annualized basis.

(1)	Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Financial Results Overview

KNOT Offshore Partners reports net income of $5.9 million and operating income of $15.9 million for the fourth quarter of 2014, as compared to net income of $7.9 million and operating income of $10.0 million for the fourth quarter of 2013.

All eight of the Partnership’s vessels operated well throughout the fourth quarter of 2014. The five vessels on time charter achieved 99.6% utilization (1.9 days off hire). Operating income increased by $5.9 million and total finance expense increased by $7.8 million in the fourth quarter of 2014 compared to the fourth quarter of 2013. The increase in operating income in the fourth quarter of 2014 was mainly due to the Hilda Knutsen and the Torill Knutsen being included in the Partnership’s results of operation from July 1, 2014. Total finance expense for the fourth quarter of 2014 included $5.2 million in realized and unrealized derivative losses.

In comparison to the third quarter of 2014 when the Partnership reported net income of $12.6 million, the lower net income in the fourth quarter of 2014 was a result of a $7.1 million increase in finance expense. The increase in finance expense was primarily due to a $6.4 million increase in realized and unrealized losses on derivative instruments. This consists of a realized loss of $0.3 million and an unrealized loss of $3.9 million on interest hedging instruments and unrealized loss on currency hedging of NOK expenses against the U.S. Dollar of $2.2 million.

Acquisition of Dan Cisne

On December 15, 2014, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 20 AS (“KNOT 20”), the company that owns and operates the shuttle tanker Dan Cisne, from KNOT for a purchase price of $103.0 million less approximately $82.2 of existing bank debt (the “Dan Cisne Loan”) and other purchase price adjustments of $2.6 million. $23.4 million of the Dan Cisne Loan was prepaid by KNOT 20 at closing. The remaining $58.8 million will be repaid with semi-annual installments over nine years and a balloon payment of $6.5 million in September 2023. The Dan Cisne Loan bears interest at an annual rate equal to 2.4% over LIBOR.

The purchase price was settled by way of a cash payment and seller financing provided by KNOT in the form of a loan in the amount of approximately $12.0 million (the “Seller Loan”). The Seller Loan bears interest at an annual rate equal to 4.5% over LIBOR.

In connection with the acquisition, the Partnership’s management has recommended that the Board of Directors of the Partnership (the “Board”) consider an increase in the quarterly cash distribution of between $0.010 to $0.015 per unit with respect to the quarter ending March 31, 2015. This corresponds to an annual increase of between $0.04 and $0.06 per unit, or 2.0% to 3.0% per unit to an annualized distribution of between $2.00 and $ 2.02 per unit. Any such increase would be conditioned on, among other things, approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Refinancing of Fortaleza Knutsen and Recife Knutsen

On November 28, 2014, the Partnership completed the refinancing of the Fortaleza Knutsen and Recife Knutsen by drawing down $137.8 million under its new $140 million facility and repaying existing bank debt of $123.2 million. The facility is secured by mortgages on the Fortaleza Knutsen and Recife Knutsen and guaranteed by the Partnership. The term loan is repayable in 20 consecutive quarterly installments commencing in September 2014 with a balloon payment equal to 66% of the initial loan amount due at maturity in June 2019.

Windsor Knutsen

It is probable that the Windsor Knutsen will be dry-docked prior to the anticipated commencement in the fourth quarter of 2015 of its new time charter with BG Group Plc (“BG Group”). According to the terms of the time charter, BG Group will advise the Partnership of its window for delivery on July 1, 2015. The Partnership estimates that the dry-docking will take place in August or September 2015, bringing the previously scheduled dry-docking forward by approximately 22 months.

Financing and Liquidity

As of December 31, 2014, the Partnership had cash and cash equivalents of $30.7 million. Total interest bearing debt outstanding was $613.2 million including the Seller Loan of $12 million incurred in connection with the acquisition of the Dan Cisne. The average interest rate paid on the Partnership’s outstanding debt during the quarter ended December 31, 2014 was approximately 2.4% over LIBOR.

As of December 31, 2014, the Partnership had entered into various interest rate swap agreements for a total notional amount of $382.3 million to hedge against the interest rate risks of its variable rate borrowings. The Partnership does not apply hedge accounting for derivative instruments. Under the terms of the interest rate swap agreements, the Partnership receives interest based on three or six month LIBOR and pays a fixed rate ranging from 1.25% to 2.42%.

As of December 31, 2014, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $200.2 million based on total net interest bearing bank debt of $613.2 million less the interest rate swaps of $382.3 million and less cash and cash equivalents of $30.7 million.

The Partnership’s outstanding bank debt of $613.2 million as of December 31, 2014 is repayable as follows:

(US $ in thousands)	Annual repayment	Balloon repayment
2015	$38,718	$—
2016	39,018	—
2017	39,318	—
2018	38,387	136,500
2019	18,132	269,678
2020 and thereafter	27,000	6,470

Total	$200,573	$412,648

Outlook

The Partnership’s current fleet has an average fixed employment of 5.3 years.

Under the omnibus agreement, the Partnership has the option to purchase the Ingrid Knutsen and the Raquel Knutsen from KNOT within 24 months of their delivery to charterers.

In August 2014, KNOT purchased the Dan Sabia, which is on long-term bareboat charter to Transpetro ending in the third quarter of 2023. The Dan Sabia may be offered to the Partnership in the future under the terms of the omnibus agreement.

On September 12, 2014, KNOT entered into new long-term charters with a subsidiary of BG Group to provide shuttle tanker services in Brazil beginning in late 2016. The charters with BG Group will be serviced by two Suezmax-size DP2 shuttle tanker newbuildings to be constructed by Hyundai Heavy Industries. Pursuant to the omnibus agreement, the Partnership will have the option to acquire the vessels from KNOT following BG Group’s acceptance of the vessels.

In January 2015, KNOT announced an agreement for a long-term time charter with an international oil company of a new DP2 Suezmax shuttle tanker to be delivered in the first quarter of 2017. The vessel has been ordered at Cosco Zhoushan shipyard in China and will be a sister vessel of Raquel Knutsen. Once in operation, the shuttle tanker will operate in Brazil where it will transport crude oil from offshore oil fields to terminals onshore. Pursuant to the omnibus agreement, the Partnership will have the option to acquire this vessel following acceptance by the charterer of the vessel.

Pursuant to the omnibus agreement, the Partnership also has the option to acquire from KNOT any offshore shuttle tankers that KNOT acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any vessels from KNOT.

The Partnership’s vessels are all engaged in transportation on existing oil fields. The Board believes, despite the drop in oil prices that there will be opportunities for growth for the Partnership beyond the current identified acquisition candidates, and the demand for offshore shuttle tankers will over time continue to grow based on identified projects.

The Board is pleased with the development of new business opportunities and the results of operations of the Partnership for the quarter ended December 31, 2014, and is confident that the Partnership continues to be well positioned to grow its earnings and distributions.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of eight offshore shuttle tankers with an average age of 3.3 years operating under long-term charters.

KNOT Offshore Partners is structured as a publicly-traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Wednesday, February 18, 2015 at noon (ET) to discuss the results for the fourth quarter of 2014. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•	By accessing the webcast, which will be available on the Partnership’s website: www.knotoffshorepartners.com

February 17, 2014

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

Arild Vik (+44 7581 899 777)

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

	Three Months Ended December 31,		Three Months Ended September 30,	Year Ended December 31,
(USD in thousands)	2014	2013	2014	2014	2013

Time charter and bareboat revenues (1)	34,655	22,216	34,247	112,784	73,151
Loss of hire insurance recoveries	—	—	—	—	250
Other income	28	—	18	57	—
Total revenues	34,683	22,216	34,265	112,841	73,401
Vessel operating expenses	7,357	4,427	7,601	23,879	14,288
Depreciation and amortization	10,559	6,785	10,201	34,322	23,768
General and administrative expenses	832	1,001	987	4,323	5,361
Total operating expenses	18,748	12,213	18,789	62,524	43,417
Operating income	15,935	10,003	15,476	50,317	29,984
Finance income (expense):
Interest income	9	5	0	13	30
Interest expense	(4,688)	(2,832)	(4,014)	(15,271)	(10,773)
Other finance expense	(40)	(250)	(96)	(1,271)	(2,048)
Realized and unrealized gain (loss) on derivative instruments (2)	(5,239)	845	1,128	(6,407)	505
Net gain (loss) on foreign currency transactions	(54)	20	68	26	193
Total finance expense	(10,012)	(2,212)	(2,914)	(22,910)	(12,093)
Income (loss) before income taxes	5,923	7,791	12,562	27,407	17,891
Income tax benefit (expense)	(15)	111	1	(15)	(2,827)
Net income (loss)	5,908	7,902	12,563	27,392	15,064
Net income (loss) attributable to KNOT Offshore Partners LP Owners	5,908	7,902	12,563	27,392	15,064

Weighted average units outstanding (in thousands of units):
Common units	13,808	8,568	13,657	11,209
Subordinated units	8,568	8,568	8,568	8,568
General partner units	457	350	454	404

(1)	Time charter revenue for the third and fourth quarters of 2014 includes a non-cash item of approximately $0.9 million in reversal of contract liability provision and income recognition of prepaid charterhire. In the first and second quarters of 2014 a non-cash item of approximately $0.5 million in reversal of contract liability provision was included.
(2)	The mark-to-market net loss related to interest rate swaps and foreign exchange contracts for the fourth quarter of 2014 includes unrealized loss of $4.2 million and realized loss of $1.0 million.

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEET

	At December 31,
(USD in thousands)	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$30,746	$28,836
Restricted cash	—	458
Amounts due from related parties	130	77
Inventories	915	578
Current portion of derivative assets	—	248
Other current assets	3,958	1,814
Total current assets	35,749	32,011
Long-term assets:
Vessels and equipment:
Vessels	1,131,321	692,926
Less accumulated depreciation and amortization	(109,464)	(75,141)
Net property, plant, and equipment	1,021,857	617,785
Goodwill	6,217	5,750
Deferred debt issuance cost	3,959	2,010
Derivative assets	2,966	2,617
Total assets	$1,070,748	$660,173
LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Trade accounts payable	$1,869	$1,107
Accrued expenses	2,735	2,642
Current portion of long-term debt	38,718	29,269
Derivative liabilities	7,450	2,124
Income taxes payable	362	743
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	6,751	4,471
Amount due to related parties	628	163
Total current liabilities	60,031	42,037
Long-term liabilities:
Long-term debt	562,503	310,359
Contract liabilities	11,275	12,793
Deferred tax liabilities	1,402	2,141
Long-term debt from related parties	12,000	10,349
Other long-term liabilities	4,172	567
Total liabilities	651,383	378,246
Equity:
Partners’ capital:
Common unitholders	307,544	168,773
Subordinated unitholders	103,680	107,857
General partner interest	8,141	5,297
Total Partners’ capital	419,365	281,927
Total liabilities and equity	$1,070,748	$660,173

As of April 16, 2013, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to April 16, 2013, the results of operations, cash flow and balance sheet have been carved out of the consolidated financial statements of KNOT and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the four vessels in its initial fleet. Accordingly, the historical combined carve-out interim financial statements prior to April 16, 2013 reflect allocations of certain administrative and other expenses, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the combined financial statements for the year ended December 31, 2013 filed by KNOT Offshore Partners with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2014. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.

APPENDIX A – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended December 31, 2014 (unaudited)	Three Months Ended September 30, 2014 (unaudited)
Net income	$5,908	$12,563
Add:
Depreciation and amortization	10,559	10,201
Other non-cash items; deferred costs amortization debt	1,018	308
Unrealized losses from interest rate derivatives and forward exchange currency contracts	4,213	—
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(5,747)	(5,659)
Deferred revenue	(858)	(858)
Unrealized gains from interest rate derivatives and forward exchange currency contracts	—	(1,846)

Distributable cash flow	$15,093	$14,709

Distributions declared	$11,460	$11,460

Coverage ratio	1.32	1.28

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a financial measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Partnership performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended December 31, 2014 (unaudited)	Three Months Ended December 31, 2013 (unaudited)
Net income	$5,908	$7,902
Interest income	(9)	(5)
Interest expense	4,688	2,832
Depreciation and amortization	10,559	6,785
Income tax (benefits) expense	15	(111)
EBITDA	21,161	17,403
Other financial items (a)	5,333	(615)

Adjusted EBITDA	$26,494	$16,788

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	KNOT’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to increase distributions and the amount of any such increase;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	changes in KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.